November 21, 2006

Kyle Moffatt, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549

Re:      Maxlife Fund Corp.
        Registration Statement on Form SB-2
        Filed October 30, 2006
        File No. 333-138298

Dear Mr. Moffatt:

We represent Maxlife Fund Corp. (the “Company”). We are in receipt of your letter dated November 17, 2006 and the following sets forth the Company’s responses thereto:

General

1.
Tell us if 1254450 Ontario Ltd was an operating company before your formation on January 9, 2006. If so please amend your filing to include predecessor financial statements for the two most recent fiscal years and interim period for 1254450 Ontario Ltd.

Answer:     1254450 Ontario Ltd was an operating company before the Company’s formation on January 9, 2006 and therefore the SB-2 has been amended to include predecessor financial statements for the two most recent fiscal years based on 1254450 Ontario’s fiscal year end of August 31st.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN